UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(A)
(Amendment No. 6)
PACIFIC PREMIER BANCORP, INC.

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
69478X105

(CUSIP Number)

Michael Winiarski	copy to:
Security Pacific Bancorp 12121 Wilshire Boulevard, Suite 1350 Los Angeles, CA 90025 (310) 622-7654	Afshin Hakim, Esq. Namco Capital Group, Inc. 12121 Wilshire Blvd., Suite 1400 Los Angeles, CA 90025 (310) 207-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 18, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.23d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock – CUSIP No.	69478X105

1	NAMES OF REPORTING PERSONS Security Pacific Bancorp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Common Stock – CUSIP No.	69478X105

1	NAMES OF REPORTING PERSONS Ezri Namvar

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 6 amends the Schedule 13D filed on April 3, 2007 (the “Initial Schedule 13D”) by Security Pacific Bancorp (the “Company”) and Ezri Namvar collectively, the “Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Pacific Premier Bancorp, Inc., f/k/a LIFE Financial Corporation, a Delaware corporation (the “Issuer”), Amendment No. 1 to the Initial Schedule 13D filed on June 1, 2007, Amendment No. 2 to the Initial Schedule 13D filed on July 13, 2007, Amendment No. 3 to the Initial Schedule 13D filed on July 26, 2007, Amendment No. 4 to the Initial Schedule 13D filed on August 20, 2007 and Amendment No. 5 to the Initial Schedule 13D filed on July 9, 2008. References to this “Schedule 13D” are to the Initial Schedule 13D as amended by the aforementioned amendments and this Amendment No. 5. Capitalized terms used but not defined in this Amendment No. 6 shall have the meaning given in the Schedule 13D.

ITEM 4.	Purpose of Transaction.
     On August 18, 2008, the Company sold the Warrant representing the right to purchase 1,166,400 shares of Common Stock for an aggregate price of $3,557,520.00, subject to customary commissions, in a private transaction to certain investors.
     Other than as set forth in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	Interest in Securities of the Issuer.
     (a)     (a) — (b) The information required to be disclosed pursuant to paragraphs (a) and (b) of this Item 5 are incorporated by reference to the cover pages of this Schedule 13D. The Reporting Persons do not own any shares of Common Stock or any contractual right to purchase shares of Common Stock.
     (b)     Other than as described in Item 4, none of the Reporting Persons engaged in any transactions in the Common Stock since the filing of the Amendment No. 5 to the Initial Schedule 13D, filed on July 9, 2008.
     (c)     Not applicable.
     (d)     The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on August 18, 2008.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as described above in Item 4, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) among them or between them and any person which are required to be reported pursuant to Item 6 of the Instructions to Schedule 13D.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2008	Security Pacific Bancorp, A California corporation
	By:	/s/Michael Winiarski
		Name:	Michael Winiarski
		Title:	Chief Financial Officer

EZRI NAMVAR
/s/ Ezri Namvar

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)